March 26, 2025

Chan Chun Sing
Chief Executive Officer
Click Holdings Ltd.
Unit 709, 7/F., Ocean Centre
5 Canton Road
Tsim Sha Tsui, Kowloon
Hong Kong

       Re: Click Holdings Ltd.
           Registration Statement on Form F-1
           Filed March 19, 2025
           File No. 333-285922
Dear Chan Chun Sing:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 Filed March 19, 2025
General

1. We note your statement on the cover page that your Ordinary Shares are priced at an assumed offering price of $0.60 per share and that "[t]he public offering price for the securities in this offering will be determined at the time of pricing, and may be at a discount to the current market price at the time." We also note that at the time you filed, as disclosed on the cover page, the last reported sales price was $1.64, and since then the trading price has increased further. Given the significant discount of your assumed offering price to your market price, please revise to provide risk factor disclosure that addresses the reason(s) for the discount, as well as any related impact on dilution and the market price post-offering. In the risk factor or another appropriate
 March 26, 2025
Page 2

       place, including the Determination of Offering Price section on page 96, disclose what factors were used to determine the offering price, and how such factors were considered, weighed and prioritized.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Lawrence Venick